Exhibit (a)(1)(xi)

To:	All Employees – Canada All Employees – Fremont All Employees – Southern California

From: Stock Administration

Re: ESS Stock Option Exchange Program – Communications Meeting

The company will hold a Communications Meeting on Friday, December 3, 2004 at 11:30 a.m. in the cafeteria to clarify the Frequently Asked Questions contained in the Offering Memorandum circulated on November 29, 2004. Please bring your copy of the Offering Memorandum to the meeting.